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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50939

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 WASH. D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Financial Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 8th Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Toland (617) 578-1138
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael E. Toland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Financial Advisors, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Compliance Officer

Title



Notary Public

My commission expires Aug. 28, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Financial Advisors, Inc.
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.)
(Sec. I.D. No. 8-50939)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2001
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fulcrum Financial Advisors, Inc.
Boston, Massachusetts

We have audited the following financial statements of Fulcrum Financial Advisors, Inc. (a wholly owned subsidiary of MetLife New England Holdings, Inc.) (the "Company") for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fulcrum Financial Advisors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 is presented on page 9 for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2002

Deloitte
Touche
Tohmatsu

FULCRUM FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (In Thousands of Dollars, Except Share Amounts)

ASSETS

Cash and cash equivalents	$ 1,848
Receivable from parent (Note 2)	104
Prepaid expenses and other assets	3
TOTAL ASSETS	$ 1,955

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES – Payable to affiliates (Note 2)	$ 4
CONTINGENCIES (Note 4)	
SHAREHOLDER'S EQUITY:	
Common stock, $.01 par value per share – authorized, 200,000 shares; issued and outstanding, 50,000 shares	1
Additional paid-in capital	9,799
Accumulated deficit	(7,849)
Total shareholder's equity	1,951
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,955

See notes to financial statements.

FULCRUM FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001 (In Thousands of Dollars)

REVENUES:	
Investment income	$ 64
Product income	12
Other income	26
Total revenues	102
OPERATING EXPENSES:	
Employee compensation and benefits	1
Marketing	59
General and administrative	28
Intercompany expense allocations (Note 2)	159
Total operating expenses	247
LOSS BEFORE INCOME TAXES	(145)
INCOME TAX BENEFIT	3
NET LOSS	$ (142)

See notes to financial statements.

FULCRUM FINANCIAL ADVISORS, INC
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001
(In Thousands of Dollars, Except Share Amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholder's Equity
	Shares	Par Value			
BALANCE, JANUARY 1, 2001	50,000	$ 0.01	$ 9,799	$(7,707)	$2,093
Net loss	-	-	-	(142)	(142)
BALANCE, DECEMBER 31, 2001	50,000	$ 0.01	$ 9,799	$(7,849)	$1,951

See notes to financial statements.

FULCRUM FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 (In Thousands of Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (142)
Adjustments to reconcile net loss to net cash provided by operating activities –	
Changes in assets and liabilities:	
Other receivables	210
Receivable from Parent	984
Prepaid expenses and other assets	1
Payable to affiliates	(379)
Net cash provided by operating activities	674
NET INCREASE IN CASH AND CASH EQUIVALENTS	674
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,174
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,848

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Fulcrum Financial Advisors, Inc. (the "Company"), a National Association of Securities Dealers ("NASD") registered broker/dealer, conducts business as a broker/dealer in securities. The Company is a wholly owned subsidiary of MetLife New England Holdings, Inc. (the "Parent"), an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). The Company sells investment and insurance products of different companies, including those of New England Life Insurance Company ("NELICO"), a wholly owned subsidiary of MetLife, and those of MetLife. The Company commenced operations on January 9, 1998, at which time it received a capital contribution from the Parent of $2,000,000. During 1998 and 1999, the Company received additional capital contributions of $4,300,000 and $3,500,000, respectively, from the Parent. In June 2000, the Company ceased operations as a financial planning firm. The Parent intends to keep the broker/dealer operations and fully support those operations.

Basis of Presentation – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Cash and cash equivalents include cash and money market funds.

Revenue Recognition – The equity investment product income is recognized upon the sale of the investments. The insurance product income is recognized upon the policy/delivery date to the customer.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

Recent Accounting Pronouncements – The Company has evaluated the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition, results of operations or cash flows.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

2. TRANSACTIONS WITH RELATED PARTIES

NELICO and its subsidiaries provide management, marketing, computer systems, software support, accounting, and other administrative services to the Company. Expenses for these services are based either on time allocation formulas or fixed fee arrangements and amounted to $159,000 in 2001. In addition, NELICO pays substantially all of the Company's expenses which, in turn, are billed to the Company by NELICO and included in the payable to affiliates. As of December 31, 2001, the intercompany payable for these amounts was $4,000.

As of December 31, 2001, there are amounts receivable from Parent of $107,000 which comprise $47,000 receivable pursuant to a tax allocation agreement (see Note 5) and $57,000 receivable in connection with consulting fees for estate planning services provided during 2000.

3. SEC RULES 15c3-1 and 15c3-3

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, Fulcrum had net capital of $1,807,000, which was $1,782,000 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .002 to 1.

The Company claims an exemption from Rule 15c3-3 under Section K(2)(ii) as it does not hold customers' funds or securities.

4. CONTINGENCIES

Various contingencies may arise during the normal course of business. Management is not aware of any such contingencies that could have a material impact on the Company's financial position or results of operations.

5. INCOME TAXES

Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recorded based on the future tax consequences of events already recorded in the financial statements. A valuation allowance is provided, in accordance with SFAS No. 109, when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

A summary of the income tax benefit in the statement of income is shown below for the year ended December 31, 2001:

Income tax benefit:	
Current	$3
Deferred	-
Total	$3

The Company joins with MetLife and MetLife's includible affiliates in filing a consolidated federal income tax return. The consolidating companies have executed a tax allocation agreement. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that the members shall make payments (receive reimbursements) to the extent that their income (losses and other credits) contributes to (reduces) consolidated federal tax expense. The member companies are reimbursed for the NOLs or other tax attributes they have generated when such attributes are utilized in the consolidated return. Pursuant to the tax allocation agreement, the amount due from affiliates is $47,000 as of December 31, 2001.

The Company files separate state tax returns and has $558,000 of net operating loss carryforwards ("NOLs") available. Because the Company is not part of a consolidated state tax filing, these NOLs cannot be utilized by affiliates. Accordingly, the Company has provided a full valuation allowance for these NOLs.

* * * * * *

FULCRUM FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of MetLife New England Holdings, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001 (In Thousands of Dollars)

NET CAPITAL – Total shareholder's equity	$ 1,951
DEDUCTIONS – Nonallowable assets included in statement of financial condition	107
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,844
HAIRCUTS ON SECURITIES POSITIONS	37
NET CAPITAL	$ 1,807
AGGREGATE INDEBTEDNESS – Total liabilities and aggregate indebtedness	$ 4
MINIMUM NET CAPITAL REQUIREMENT OF BROKER-DEALER (6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 25
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,782
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.002 to 1

NOTE: The difference between the net capital computation above and that per the unaudited FOCUS report relates to the reduction of an accrual arising out of the year-end audit.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



February 21, 2002

Fulcrum Financial Advisors, Inc.
399 Boylston Street
Boston, Massachusetts

In planning and performing our audit of the financial statements of Fulcrum Financial Advisors, Inc. (a wholly owned subsidiary of MetLife New England Holdings, Inc.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 21, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(l) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Fulcrum Financial Advisors, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP